Exhibit 99.1

Organigram Strengthens Edison Flower Portfolio with Three New High Potency Strains – The General (Grapefruit GG4), Chemdog and Samurai Spy (Ninja Fruit)

Company investing in new genetics, and micropropagation with Segra as part of its commitment to continuous improvement in product quality

MONCTON, New Brunswick--(BUSINESS WIRE)--August 4, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce the launch of three new strains of Edison Cannabis Co. (“Edison”) dried flower products, including higher tetrahydrocannabinol (THC) options The General (Grapefruit GG4), Chemdog and limited time option Samurai Spy (Ninja Fruit).

Available sales data continues to reinforce that cannabis consumers want both high THC dried flower products and cultivar diversity.

“At Organigram, we are keeping a keen eye on the evolution of market preferences and feedback from cannabis consumers,” says Engel. “Consumers have indicated that high quality, value pricing and higher THC options are important to them and we are proud to be able to respond to that demand.”

Each of the new Edison strains benefits from being grown in data-backed, strain-specific grow rooms with customized micro-climates designed to ensure consistent quality. Likewise, each Edison flower is packed with the Company’s dual boost humidity pack to preserve freshness.

The three strains are The General (Grapefruit GG4), Chemdog, and Samurai Spy (Ninja Fruit).

The General (Grapefruit GG4)

Edison’s sativa dominant The General (Grapefruit GG4) can generally be identified by its vivid green buds, tangerine pistils, grapefruit undertones and citrusy gasoline aroma. This strain features 17% - 24% THC and its terpene profile includes Terpinolene, Limonene, Myrcene, and Pinene.

Chemdog

Chemdog is a hybrid from Edison that boasts berry and floral notes, a spicy citrus undertone, fruity aroma, violet-green buds and a tall tapered, trichome covered flower. This strain features 18-25% THC and its terpene profile includes Limonene, Caryophyllene, Linalool, and Myrcene.

Samurai Spy (Ninja Fruit)

Samurai Spy (Ninja Fruit) from Edison is a hybrid characterized by its sweet grape flavour, piney notes, spicy aroma, crimson pistils and glistening lavender-jade buds. This strain features 17% - 24% THC and its terpene profile includes Caryophyllene, Myrcene, Limonene and Pinene.

The General (Grapefruit GG4) and Chemdog are currently being rolled out to retailers across the country.

Samurai Spy (Ninja Fruit) will be available soon in select provinces and for a limited time only.

Exploring New Cultivars, Micropropagation

In an ongoing effort to optimize the potential of the Company’s core cultivars and bring novel cultivars to market, Organigram is working with Segra International Corp. (“Segra”), a Canadian cannabis ag-tech company and pioneer in both cannabis plant tissue culture (also known as micropropagation) and cannabis genomics.

While growing cuttings to generate clones from a mother stock plant is the standard practice for young plant propagation historically, micropropagation creates true-to-type disease-free plants that offer improved quality, standardization, and reliability for cannabis young plant production.

“Our plant tissue culture technology represents a new frontier of optimized cannabis cultivation,” says Jamie Blundell, CEO at Segra. “As companies continue to strive to improve their bottom line, the adoption of plant tissue culture at scale will be key to both reducing operational risks and improved financial performance. Partners like Organigram who increasingly embrace plant tissue culture will find that they are not only strengthening their young plants but the wellness and productivity of their entire operation down stream.”

Plant tissue culture technology has the ability to unlock the full potential of cannabis plants, rejuvenating them back to a disease-free “generation-zero” version of the plant with optimized performance. Likewise, plant tissue culture allows propagators to select desirable variants and scale up viable cultivars more rapidly.

“Achieving the peak performance of our plants is at the core of our business,” says Engel. “We are proud to work with innovators like Segra who help us both deliver unique product offerings to our customers and help ensure our portfolio of plants is strong and productive for generations to come.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that change consumer preferences; factors that impact plant cultivars and tissue culture; future product offerings; competitive conditions; including general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Segra International

Segra is an agriculture technology company offering plant tissue culture and DNA fingerprinting services to accelerate the advancement of the cannabis industry. The Company’s proprietary technologies empower its clients to drive financial performance and mitigate risk, while exploring the next frontier of optimized cultivation practices for the rapidly evolving cannabis consumer. Segra has developed industrial-scale laboratories to produce disease-free, robust, and DNA-fingerprinted cannabis plantlets for licensed producers globally. To support this vision, Segra has assembled a world-class team of specialists in the fields of agronomy, molecular genetics, plant tissue culture, and regulatory compliance. Learn more at www.segra-intl.com

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca